April 10, 2020

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Jackson National Life Insurance Company of New York
JNLNY Separate Account - I ("Registrant")
Pre-Effective Amendment No. 1 to Registration Statement
(File Nos. 333-235568 and 811-08401) (the "Registration Statement”)

Dear Commissioners:

Registrant and the undersigned principal underwriter, Jackson National Life Distributors LLC, hereby request, pursuant to Rule 461 under the Securities Act of 1933, that the Commission declare the Registration Statement effective on April 27, 2020 at 9:00 a.m. ET.

Yours truly,

Jackson National Separate Account - I		Jackson National Life Distributors LLC
By:	/s/ Andrew J. Bowden	By:	/s/ Scott Golde
	Andrew J. Bowden Executive Vice President, General Counsel and Secretary		Scott Golde General Counsel